BANK OF FLORIDA CORPORATION

June 1, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Form S-1 Registration Statement under the Securities Act of 1933 as filed by Bank of Florida Corporation, File No. 333-161252, as amended

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Bank of Florida Corporation (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Registrant’s Registration Statement (File No. 333-161252) on Form S-1 filed with the Commission on September 17, 2009 (the “Registration Statement”), together with all exhibits and amendments thereto.

The Registrant is requesting withdrawal of the Registration Statement because the Registrant’s business was significantly affected by the placement into receivership of three of its subsidiaries on May 28, 2010.

The Registrant confirms that no securities were sold under the Registration Statement. The Registrant also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing, please do not hesitate to contact Richard Pearlman of Igler & Dougherty, P.A. at (850) 878-2411.

Sincerely,

BANK OF FLORIDA CORPORATION

/S/ MICHAEL L. MCMULLAN
Michael L. McMullan
Chief Executive Officer

cc:	A. George Igler, Esq., Igler & Dougherty, P.A.

Martin A. Traber, Esq., Foley & Lardner LLP